UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Brian Hartigan
Chief Executive Officer
Invesco Galaxy Solana ETF
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

Re: Invesco Galaxy Solana ETF
Amendment No. 1 to Registration Statement on Form S-1
Filed August 21, 2025
File No. 333-288318

Dear Brian Hartigan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment 7 and your revised placeholder with respect to the amount of the Trust's SOL that will be staked. Please confirm that you will quantify the percentage of the Trust's SOL that will be staked in a pre-effective amendment.

2. We note your response to prior comment 8. Under an appropriately captioned heading, please revise to provide a complete description of your liquidity risk policies and procedures. Please also disclose how the percentage of SOL that will be staked is consistent with your policies and procedures and describe any mechanisms planned to manage liquidity, as referenced on page 57. To the extent such policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please revise accordingly.

Prospectus Summary
The Trust's Staking Program, page 5

3. We note your response to comment 7 and we re-issue in part. Please further revise to quantify how the staking rewards will be allocated between the Trust, the Staking Provider and the Solana Custodian. In this regard, we note your disclosure that the Trust will receive *a portion* of the staking rewards earned through staking activities in the form of additional SOL tokens, and the remaining portion of the staking rewards will be retained by the Staking Provider and/or the Solana Custodian for providing and facilitating the staking activities.

The Staking Provider(s), page 8

4. To the extent the Trust intends to engage multiple Staking Providers, please revise to disclose the material terms of your staking agreement with each such Staking Provider. Please also file the staking agreement(s) as exhibit(s) if required by Item 601 of Regulation S-K. In addition, please revise to discuss the factors that the Sponsor will use to determine how much SOL to allocate among multiple Staking Providers.

Voting by Shareholders; Management, page 121

5. We note your response to prior comment 9. We note your disclosure here and on page 126 that Shareholders have no voting rights except as authorized in the Sponsor’s discretion. Please revise throughout to disclose the circumstances under which the Sponsor may exercise discretion to authorize voting rights.

Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Steve Feinour